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AB 3/13/02

VK 3/21/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44162

PROCESSING
FEB 28 2002
143
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Lloyd McAdams, Jr. 310-393-1424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VK 3/22/02

OATH OR AFFIRMATION

I, Joseph Lloyd McAdams, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SyndicatedCapital, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

/

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 26 day of FEBRUARY 2002

Arabella D. Garcia
Notary Public

Joseph Lloyd McAdams Jr.
Signature

PRESIDENT
Title

ARABELLA D. GARCIA
Comm. # 1309616
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires June 18, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 12, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

Syndicated Capital, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 168,512
Receivable from clearing firms	68,921
Receivable from mutual fund	10,000
Receivable from other	56,236
Deposits with clearing organizations	200,129
Securities, at market value	25,883
Furniture & equipment, net	1,974
Securities not readily marketable	72,100
Prepaid expenses	15,131
Total assets	$ 618,886

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 1,000
Payable to broker/dealers	58,680
Income taxes payable	1,304
Total liabilities	60,984

Stockholder's equity

Common stock, $1 par value, 200,000 shares authorized, 87,000 shares issued, and outstanding	87,000
Additional paid-in capital	50,000
Retained earnings	420,902
Total stockholder's equity	557,902
Total liabilities and stockholder's equity	$ 618,886

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Income
For the year ended December 31, 2001

Revenue	
Commissions	$1,139,920
Fees	53,000
Interest and dividend income	39,672
Other income	27,460
Unrealized gains (losses)	1,034
Total revenue	1,261,086
Expenses	
Employee compensation and benefits	58,640
Commissions, trading fees and floor brokerage	911,914
Communications	32,501
Occupancy and equipment rental	12,000
Interest	90
Taxes, other than income taxes	11,336
Other operating expenses	93,304
Total expenses	1,119,785
Income before taxes	141,301
Income tax provision	
Income tax provision	2,104
Total income tax provision	2,104
Net income	$ 139,197

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2001	$ 87,000	$ –	$ 281,705	$ 368,705
Additional paid-in capital	–	50,000	–	50,000
Net income		–	139,197	139,197
Balance on December 31, 2001	$ 87,000	$ 50,000	$ 420,902	$ 557,902

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income		$ 139,197
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 564	
(Gain) loss on sale of securities	(1,034)	
(Increase) decrease in:		
Receivable from clearing firm	(20,951)	
Deposits with clearing organizations	(100,129)	
Prepaid expenses	5,243	
Receivable from other	5,872	
(Decrease) increase in:		
Accounts payable and accrued expenses	(2,800)	
Income taxes payable	669	
Payable to brokers and dealers	31,270	
Total adjustments		(81,296)
Net cash and cash equivalents provided by operating activities		57,901
Cash flows from investing activities:		
Purchase of securities	(25,883)	
Proceeds from sale of securities	1,034	
Net cash and cash equivalents from investing activities		(24,849)
Cash flows from financing activities:		
Loans made to related party	(56,236)	
Proceeds from additional paid-in capital	50,000	
Net cash and cash equivalents from financing activities		(6,236)
Net increase in cash and cash and cash equivalents		26,816
Cash and cash equivalents at beginning of year		141,696
Cash and cash equivalents at end of year		$ 168,512

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc. (the "Company") is registered with Securities and Exchange Commission as an introducing broker-dealer of securities that does not receive funds; and is a member of the National Association of Securities Dealers, Inc. (NASD), the Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB).

The Company primarily earns commissions through the sale of equities and mutual funds. The Company has about 1,000 clients located through out the United States. No one client comprises a significant revenue source.

About 10% of the revenue is assisted by the relationship the Company has with an investment advisory firm (see note 5). The Company also helps distribute a mutual fund for which the investment advisory firm is an investment advisor.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement presentation is in accordance with recommendations of the American Institute of Certified Public Accountants in its industry audit guide, *Audits of Brokers and Dealers in Securities*.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Cash and cash equivalents consist of cash and money market accounts.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Syndicated Capital, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 2: EQUIPMENT

Equipment as of December 31, 2001 consisted of the following:

		Life in years	Method
Equipment	$ 2,820	5	Straight-line
Less accumulated depreciation	(846)		
	$ 1,974		

Depreciation expense for the year ended December 31, 2001 is $564.

Note 3: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with BNY Clearing Services, LLC, (BNYCS), who carries the accounts of the customers of the Company. A condition of this agreement is that the Company establish a deposit account with BNYCS, having a market value of at least $100,000. The Company also maintains other cash and money market accounts at the clearing organization.

During the year ended December 31, 2001, the Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $2,104 represents the California state tax at 1.5%. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 5: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with an investment advisory firm whose chairman and chief financial officer is the Company's president and sole stockholder. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The business transacted by Syndicated Capital, Inc. is primarily for the benefit of the customers of the investment advisory firm. The Company is charged $1,000 per month for its use of the investment advisory firm's facilities.

Syndicated Capital, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 6: SECURITIES, NOT READILY MARKETABLE

Investments consists of not readily marketable securities and are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $399,062 exceeded the minimum net capital requirement by $299,062; and the Company's ratio of aggregate indebtedness ($60,984) was 0.15 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Syndicated Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholder's equity		
Common stock	$ 87,000	
Additional paid-in capital	50,000	
Retained earnings	420,902	
Total stockholder's equity		$ 557,902
Less: Non-allowable assets		
Receivable from mutual fund	(10,000)	
Receivable from related party	(56,236)	
Furniture & equipment, net	(1,974)	
Securities, not readily marketable	(72,100)	
Prepaid expenses	(15,131)	
Total non-allowable assets		(155,441)
Net Capital before haircuts		402,461
Less: Haircuts		
Haircuts on securities	(3,399)	
Total Haircuts		(3,399)
Net Capital		399,062

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,066	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 299,062
Ratio of aggregate indebtedness to net capital	0.15:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

Syndicated Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Syndicated Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.